FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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April 6, 2010

Notice

Please be advised that, effective April 6, 2010, Prof. Rivka Carmi, MD, who joined Teva's Board of Directors in November 2009, resigned from the Board. Prof. Carmi requested to be relieved of her service to the Board due to  the many other responsibilities arising from her position as the President of Ben-Gurion University, which would not  allow her on a going forward basis to properly fulfill her duties as a Teva director. Dr. Phillip Frost, Teva's Chairman of the Board, has accepted Dr. Carmi's resignation and wished her much luck in her future endeavors.

Teva Pharmaceutical Industries Ltd.

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Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date April 6, 20 10

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